LINCOLN SNACKS COMPANY

NOTICE TO STOCK OPTION HOLDERS

August 24, 2001

              Lincoln Snacks Company has entered into an Agreement and Plan of Merger dated as of August 2, 2001 (the “Merger Agreement”) with its majority stockholder, Brynwood Partners III L.P. and Lincoln Snacks Acquisition Corp., a wholly owned subsidiary of Brynwood. The Merger Agreement provides that, at the effective time of the merger (the “Merger”) of Lincoln Snacks Acquisition Corp. into Lincoln Snacks, each outstanding share of common stock of Lincoln Snacks (other than shares owned by stockholders who have exercised appraisal rights under Delaware law and other than Brynwood) would be converted into the right to receive $3.50 in cash. Thereafter, Lincoln Snacks would be a wholly owned subsidiary of Brynwood.

              In addition, the Merger Agreement provides that each holder of an option to purchase Lincoln Snacks’ common stock that is outstanding and exercisable at the effective time of the Merger will have the choice of:

•	surrendering all or a portion of such outstanding and exercisable options in exchange for a cash payment; or

•	not surrendering such options in which case the option(s) not surrendered would remain outstanding and be exercisable in accordance with its terms.

              The amount of the cash payment for each option surrendered would be equal to (a) $3.50 minus the exercise price per share specified in the option multiplied by (b) the number of shares as to which the option is surrendered. Only options which are both outstanding and exercisable as of the effective time of the Merger will be eligible for surrender in exchange for cash.

              Any options which are not exercisable as of that date and any options which are not surrendered for a cash payment will continue to be outstanding and will be or become exercisable in accordance with their terms. We currently anticipate that the Merger will become effective promptly following the Special Meeting of Stockholders of Lincoln Snacks scheduled to be held on September 14, 2001.

              Exhibit A to this Notice lists those options you hold which will be eligible for surrender if the merger occurs by September [__], 2001. If you elect to surrender all or any portion of your exercisable options in exchange for a cash payment, please sign this form acknowledging your receipt of this notice and a copy of the Notice of Special Meeting of Stockholders and Proxy Statement distributed by Lincoln Snacks to its stockholders in connection with the Special Meeting and return it to Joanne W. Prier at Lincoln Snacks, 30 Buxton Farm Road, Stamford, Connecticut 06905, no later than the effective time of the Merger. Your signing this form will also constitute your confirmation that you wish to receive cash in exchange for the surrender of the options you have marked as being surrendered on Exhibit A to this form.

              If you do not return this form indicating that you wish to surrender all or some portion of the options eligible for surrender, you will be deemed to have decided not to surrender any options.

              Promptly after the effective time of the Merger, you will receive a cash payment from Lincoln Snacks determined as described above for any options you have elected to surrender.

              In determining whether or not to surrender any options, you should be aware that the Lincoln Snacks’ common stock will no longer be publicly traded following the effective time of the Merger and

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that any shares you thereafter receive upon exercise of options will be subject to substantial restrictions of resale.

              Notwithstanding the foregoing, Lincoln Snacks anticipates that it will develop a program which would allow you to realize in cash the value of options which you continue to hold following the effective time of the merger rather than holding an illiquid stock subject to substantial resrictions on transfer or sale. Lincoln Snacks anticipates that any such program would not extend to its directors and executive officers.

STOCK OPTION SURRENDER FORM

[To be completed and returned only if electing to surrender options.]

              I hereby confirm the accuracy of the data contained in Exhibit A hereto concerning the options which I hold to purchase common stock of Lincoln Snacks which are currently exercisable or which may become exercisable prior to the effective time of the Merger (assuming that the effective time occurs no later than September [__], 2001). I hereby surrender the options listed on Exhibit A hereto which I have indicated are to be surrendered in exchange for cash, such surrender to be effective as of the effective time of the merger. I understand that, in consideration of my surrender of the options indicated, I will receive a cash payment from Lincoln Snacks for each option surrendered in an amount equal to the product of (a) $3.50 minus the exercise price per share specified in such option and (b) the number of shares covered by such option. Any cash payment will be subject to tax and other withholdings.

              In consideration of the payment to me of the cash amount determined as provided in the precedingparagraph, I release Lincoln Snacks, Brynwood Partners III L.P., Lincoln Snacks Acquisition Corp. and their respective officers, directors, partners, shareholders, agents, representatives and employees (the “Releasees”) as of the date of the payment to me of the cash amount, for myself and my heirs, administrators, successors and assigns from any and all actions, causes of action, suits, sums of money, claims and demands whatsoever in law or in equity, against any of the Releasees that I ever had, now have or hereafter can, shall or may have as a holder of any of the options surrendered.

___________________________________
Name of Optionee:

____________________________________, 2001
Date:

EXHIBIT A

TO

STOCK OPTION SURRENDER FORM

_______________________________
Name of Optionee:

Date of Grant	Total Number of Shares	Exercise Price Per Share	Number of Shares Exercisable as of September [__], 2001	Please check below if this Option is to be surrendered indicate number of shares if less than the entire Option is being surrendered)

[DATE]	$[______]	[TOTAL SHARES]	[EXERCISABLE]	________________ ________________